Mail Stop 4561

September 28, 2006

Mr. J. Patrick O'Grady
Chief Financial Officer
GMH Communities Trust
10 Campus Boulevard
Newtown Square, PA 19073

> **Re:** **GMH Communities Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **File No. 1-32290**

Dear Mr. O'Grady:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year Ended December 31, 2005

Note 1 – Organization and Basis of Presentation, page 111

1. Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the warrant that was purchased by Vornado.

Note 2 - Summary of Significant Accounting Policies

Real Estate Investments and Corporate Assets, page 114

2. Your accounting policy for assigning value to acquired identifiable intangible assets, consisting of in-place leases, suggests that you use a residual value methodology for valuing these assets. Please explain to us how this accounting policy complies with paragraph 37e of SFAS 141 that requires that these assets be recorded at their estimated fair values.

Note 4 – Investments in Military Housing Projects, page 122

3. Please tell us how you complied with Rule 3-09 and 4-08(g) of Regulation S-X regarding your investments in unconsolidated entities.

4. It appears that you own a 100% interest in GMH Military Housing-Fort Carson LLC (10% acquired in November 2003 and 90% acquired in November 2004). Please explain to us your basis for accounting for this investment under the equity method rather than consolidation and refer us to the GAAP literature that supports this policy.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant